Invest in Do Well Do Good Corp.

A shared use kitchen and food hall with apprenticeship and entrepreneur programs



FORT LAUDERDALE FL

Infrastructure   Main Street   Food   Lifestyle   Sustainability

ABOUT   UPDATES[0]   REVIEWS[22]   ASK A QUESTION[0]

Why you may want to invest in us...

1. Projected profit margin of 29% for first year and 41% for 2nd and 3rd years (not guaranteed)

2. $200,000 cash infusion received from the local Community Redevelopment Assoc.

3. Strategic partnerships with the YMCA, AMI Kids, & the city of Ft Lauderdale

4. Already in discussion for two further hubs

5. Local county just passed ordinance in support of apprentice programs

6. Replicable & scalable model to be used all over the state and nation

7. We fill a need for a variety of local healthy fast casual dining options near downtown Ft Lauderdale

Why investors ❤ us

WE'VE RAISED $10,313 SINCE OUR FOUNDING



Rachel was there when I gave a talk to inspire the creation of a Florida Food ⌄
Policy Council, and she grabbed the energy of the room and helped lead it to become a big and well organized advocate for education and change! She is strong and positive and believes we can create a better future with a little work and spirit.

Art Friedrich ⭐

SEE MORE

Our team



Rachel Shapiro
Founder/Director
Co-founded the Florida Food Policy Council, a statewide network of food system stakeholders



Scott Strawbridge
Advisor
"Florida 100" Award - 22nd fastest growing private company in Florida; "101 Best Companies to Work For" - National Association of Home Builders/Remodelor's Council; Robert Wood Johnson Foundation "Culture of

Banter/Introductor's Council, Robert Wood Johnson Foundation "Culture of Heath Prize".



In the news



The Circle: LIVE Niki Lopez ~ Guest: Rachel Shapiro

🚨Welcome to The Circle: LIVE with Niki Lopez!!! Guest: Rachel Shapiro - Principal Paradigm Shifter at Integrous Health Solutions - Vice-Chair of the Florida ...

November 4, 2020 @ youtu.be

Downloads

📄 hub overview.jpeg
📄 Do Well bizplan 201203.pdf
📄 Do Well Do Good Rev Share Calculator.pdf

Story



THE PROBLEM

"The Feast," a multi-use venue that caters to the local food system solves multiple problems in the community of Sistrunk, Florida.

1 An uncertain job market coupled with the high failure of food related businesses, usually due to a lack of planning and capital.

2 The Sistrunk Corridor is recognized as a food desert based on the recent closure of remaining grocery stores and the lack of fresh foods available in a 1 mile radius.

3 A lack of job skills training programs and entrepreneurship opportunities for residents of the 33311 zip code.

THE FEAST | 2

THE SOLUTION

A shared use, commercial kitchen alongside a food hall with 10 individual vendor booths

The commercial kitchen provides a central location for the shared use of space, equipment, skills, knowledge, and support. The kitchen will be available to both members of The Feast and nonmembers, expanding the revenue and production opportunities for local producers.

Retail Kiosks

Kiosks range in size from 89-134 sq. ft. for a monthly rent that includes all utilities, marketing, website presence, group buying power, and an ecosystem designed to support the new or established culinary professional, reducing the main barriers to success for food-related businesses.

Combined partnerships

By teaming up with the YMCA, Broward College, Mosaic Group AMI Kids, the Broward County Small Business Office and the City of Fort Lauderdale, The Feast is able to not only meet the physical needs for a cultural and educational community gathering place but the combined partnership is also able to weave in valuable job skills and entrepreneurship training programs for local residents.

A concentration of healthy, local and sustainable food options

By carefully curating the businesses and food on offer, The Feast management insures that customers have a variety of healthful, local, sustainable and delicious choices that satiate the palate as well as the conscience.

THE FEAST | 3



MARKET



The target market for The Feast is: food vendors and producers, food service professionals, and local residents.

This includes private chefs, food truck operators, caterers, people passionate about food, and those aspiring to get into the restaurant/food industry.

With the central location near downtown, The Feast is well-situated to serve three core groups: downtown office workers local residents, and the weekend crowd out for evening entertainment.

With a population of 182,437 residents in the City of Fort Lauderdale and a downtown daytime population of 79,962, there is a significant market segment to capture.

COMPETITION

The Feast is a unique offering in a unique setting. Given the location is on the ground floor of the brand new YMCA complex, The Feast gives visitors access to high quality, fresh food; an array of programs and services; and proximity to top tier sports and educational opportunities.



Competitors	How our solution is better
Sistrunk Food Hall	Lower cost; professional eco-system
Pro Kitchen Hub	Location near the heart of Ft. Lauderdale
Various Kitchens	Professional & cultural eco-system; cost

WHY US?

"Food halls are one of the hottest trends in dining."
- Palm Beach Post, June 10th, 2019

Small to medium-sized producers will have a centrally-located facility along with the essential resources to make and sell their products.

This will enhance the likelihood of their business success, thereby enhancing the local food system.

The advantages of The Feast center around the dual purpose of commercial kitchen space and retail space, coupled with a key geographic location and professional environment.

Cultural themes of local, sustainable, healthy, and authentically delicious food provide a "destination" flavor to the venue. The central location provides access to residents, employees, and visitors to the greater Ft. Lauderdale area.

COMPANY OVERVIEW

DO WELL DO GOOD CORP.

The operating company, Do Well Do Good Corp. is registered as a Florida Benefit Corporation in anticipation of applying for certified B-Corp status after the first year of operations. B-Corp certification is a growing trend amongst socially and environmentally conscious companies that want to insure that their mission to respect people, planet, and profit is protected within the legal structure of the corporation. The sole shareholder is Founder and General Manager, Rachel Shapiro.

"Certified B Corporations are a new kind of business that balances purpose and profit. They are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. This is a community of leaders, driving a global movement of people using business as a force for good."
- www.bcorporation.net

MANAGEMENT TEAM



Rachel Shapiro has been a luxury chef for 15+ years and is a certified health and wellness professional. Her business experience includes operating her own consulting firm for 8 years as well as building multiple nonprofits from the ground up. Rachel has managed urban farms, large community events, and nonprofit boards.

Drawing on her multiple decades of experience living and working in South Florida, Rachel has put together a dynamic team of business advisors and will be hiring talented individuals to fill key positions for The Feast - Sistrunk.

Rachel Shapiro, Founder and Principal of
Do Well Do Good Corp





















































































KEY PLANNED HIRES

Assistant Manager

An assistant manager who is familiar with the neighborhood and with the food service industry.

Ground Crew - Full Time

A full time member of the "Ground Crew" will be responsible for cleaning and liasing with the public.

Professional Services

An accounting firm will be hired to handle the books, and will be working with a well-placed Broward County based marketing firm for PR purposes.

Ground Crew - Part Time

A part time member of the "Ground Crew" will assist with on-site tasks.

DO WELL DO GOOD CORP. ADVISORY BOARD

Experts in financial planning, food system work and business

Joe Molinaro
CPA in finance

Dion Taylor
Food system specialist

Rick Hawkins
Director of Purchasing,
The Breakers Hotel

Francisco Machado
Owner,
9Catering & Commercial Kitchens

Jeff Hyatt
Executive Chef,
The White Apron Catering Company

THE FEAST ADVISORY BOARD

Community leaders, residents and professionals

Tara Chadwick
President,
Home Beautiful Park Civic Association

Arely Cantu
Urban Health Partnerships/
Food For All Broward

Lorraine Mizell
Ivory's Take Out
(Local business)

Maria Thomas
Ivory's Take Out
(Local business)

Mildred Lowe
Sweetie's Italian Ice
(Local business)

Felix Collazo
AMI-Kids Broward

Sandra Pierce
City of Fort Lauderdale

Nataliah Earle
Dania Patch
(Community garden in Dania Beach)

Jaime Castoro
Dania Patch
(Community garden in Dania Beach)

Scott Strawbridge
YMCA/HACFL

Scot DiStefano
Architect

Tara Gardner
Chair Chef Kulture,
Broward Chapter

Chef Vicki Colas
My Pro Kitchen Hub

MILESTONES

OCTOBER 21, 2020	OCTOBER 23, 2020	NOVEMBER 1, 2020	DECEMBER 31, 2020	FEBRUARY 1, 2021	AUGUST 31, 2021
Plans complete	Budget complete	Lease signed Marketing agreement reached	100% of capital raised	75% of vendor occupancy Enter space and start to set up	100% vendor occupancy

KEY METRICS

People/Social Metrics:

- Number of jobs created
- Number of entrepreneurs supported
- Number of businesses that launch from our space
- Number of businesses that graduate

Planet Metrics:

- Are we responsible for all of our waste?
- Are we educating the public about sustainable and regenerative practices?

Financial Metrics:

The focus in the start-up phase is on acquiring the capital to cover the buildout and operating expenses before revenue starts to be generated in February.

According to the financial tables the cash



to their own brick and mortar location
• Number of participants in partner programs on-site at The Hub
• Money spent on locally grown food
• Money spent on locally produced food
• Money recycled back into the local economy
• Are we supporting responsible companies and partners?
• Are we supporting and contributing to the local food system?
flow is positive as of the end of March, 2021, so the first metric is making sure there are sufficient funds to cover the cash needs before that date.
THE FEAST | 13

Expectations
Financing Needed
• $100,000 to complete buildout including costs for FF&E
• $80,000 for operating capital for first 8 months
• $13,500 for WeFunder fees
*These are forward looking projections and are not guaranteed.
Financial Highlights by Year
Revenue
Expenses & Costs
Net profit
Net loss
$1M
$750K
$500K
$250K
$0
FY2021
FY2022
FY2023
THE FEAST | 14

Sales Plan
The PR/Sales Plan includes utilizing the statewide network of the Florida Food Policy Council, along with the considerable local partnerships, to market to culinary entrepreneurs and retail consumers.
The Feast will host monthly pop-up events starting in January to advertise The Feast to consumers as well as advertising the opportunities for local entrepreneurs.
During the outreach and discovery phase of the project the YMCA was able to distinguish that the neighborhood residents wanted a coffee shop, a juice/smoothie bar, some healthy options, some culturally appropriate offerings, and some diversity. Two members of the local culinary business community are members of the Advisory Group and both are interested in taking booths. A presentation has been made to the leading, local professional chef's organization and discussions are underway for the organization itself, and several members, to take booths. The intention is to have LOIs signed by Dec. 31st and deposits to start arriving by Jan. 31st.
MARKETING & SALES
Marketing Plan
We are partnering with the marketing firm, Lesaruss Media. They are producing the principal media we will be using for social media, online, signage, and out-of-home channels.
THE FEAST | 15

THE FEAST - SISTRUNK
DO WELL DO GOOD CORP

Investor Q&A

+ EXPAND ALL

What does your company do?

We run a shared use kitchen and a food hall that provides the physical space for apprenticeship and entrepreneurial capacity building programs run by local partners such as other tenants on-site, including the YMCA and Broward College, as well as local nonprofits. The eco-system of success and the shared use model bring down the main barriers to entry for culinary entrepreneurs, namely business acumen and startup capital.

Where will your company be in 5 years?

In 5 years, we hope to be opening our fourth food hub around the state of FL. These projections are not guaranteed.

Why did you choose this idea? ˅

I've been a food system advocate for the past ten years and I believe that food has the power to connect, to empower, and to uplift. By creating a centrally located community resource that educates folks about the importance of nutrient dense food that

How far along are you? What's your biggest obstacle? ˅

We have signed a term sheet on a location and are 90% done with the design. Our biggest obstacle is the capital to complete the buildout and have an operating cushion for the first year.

Who competes with you? What do you understand that they don't? ˅

We understand that success is greater when shared and that by creating a mutually beneficial eco-system of businesses and organizations, everyone will thrive.

How will you make money? ˅

Food hall kiosk rentals: the food hall portion of the hub is divided into ten individual kiosks that will be leased on a yearly basis to culinary entrepreneurs; the shared use kitchen is rented on both a membership and a la carte basis

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

The biggest risk is poor management leading to an unenticing atmosphere or poor food choices. The kitchen could fail with poor management and a failure to maintain the premises or equipment.